Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement (No. 333-286612) on Form S-8 of Cyclacel Pharmaceuticals, Inc. of our report dated March 21, 2024, relating to the consolidated financial statements of Cyclacel Pharmaceuticals, Inc. and subsidiaries, appearing in the Annual Report on Form 10-K of Cyclacel Pharmaceuticals, Inc. for the year ended December 31, 2023.

As discussed in Exhibit 99.3 to this Registration Statement, the 2023 consolidated financial statements have been restated to apply the reverse stock splits effective May 12, 2025 and July 7, 2025. We have not audited the adjustments to the 2023 consolidated financial statements to retrospectively adjust for these reverse stock splits, as described in Exhibit 99.3.

/s/ RSM US LLP

New York, New York

July 23, 2025